                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D
                                 (RULE 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13D-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                              (AMENDMENT NO. 2 ) 1
                                            ---


                    Number Nine Visual Technology Corporation
           --------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, $.01 par value per share
           --------------------------------------------------------
                         (Title of Class of Securities)

                                    67052W105
           --------------------------------------------------------
                                 (CUSIP Number)

                                Sandra M. Escher
                       Vice President and General Counsel
                             Silicon Graphics, Inc.
                            1600 Amphitheatre Parkway
                          Mountain View, CA 94043-1351
                                 (650) 960-1980
           --------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                                  May 26, 1999
           --------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

   If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

   NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                         (Continued on following pages)

                               (Page 1 of 9 Pages)

-----------------
       (1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

       The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the NOTES).

--------------------------------------------------------------------------------
  1 NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                 Silicon Graphics, Inc.
                 I.R.S. No.  94-2789662

--------------------------------------------------------------------------------
  2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)*
                                                                        (a) / /
                                                                        (b) / /
--------------------------------------------------------------------------------
  3     SEC USE ONLY

--------------------------------------------------------------------------------
  4     SOURCE OF FUNDS (SEE INSTRUCTIONS)*

                 WC
--------------------------------------------------------------------------------
  5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEMS 2(d) or 2(e)                                                  / /
--------------------------------------------------------------------------------
  6     CITIZENSHIP OR PLACE OF ORGANIZATION

                 Delaware
--------------------------------------------------------------------------------
                           7    SOLE VOTING POWER

                                         3,519,721
       NUMBER OF         -------------------------------------------------------
         SHARES            8    SHARED VOTING POWER
      BENEFICIALLY
        OWNED BY                         0
          EACH           -------------------------------------------------------
       REPORTING
         PERSON            9    SOLE DISPOSITIVE POWER
          WITH
                                         3,519,721
                         -------------------------------------------------------
                           10   SHARED DISPOSITIVE POWER

                                         0
--------------------------------------------------------------------------------
   11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                 3,519,721
--------------------------------------------------------------------------------
   12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
        SHARES (SEE INSTRUCTIONS)*                                          / /

--------------------------------------------------------------------------------
   13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                 26.82%

--------------------------------------------------------------------------------
   14   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)*

                 CO

--------------------------------------------------------------------------------

                                  SCHEDULE 13D

--------------------------------                --------------------------------
CUSIP NO.    67052W105                            PAGE   3    OF    9   PAGES
          ------------------                          -------    -------
--------------------------------                --------------------------------


         This Amendment No. 2 amends the statement on Schedule 13D dated May 8, 1998 filed by Silicon Graphics, Inc. relating to the common stock of Number Nine Visual Technology Corporation and Amendment No. 1 thereto filed on August 26, 1998. Capitalized terms used herein without definition have the meanings ascribed to those terms in the initial filing.

ITEM 1.  SECURITY AND ISSUER

         The title of the class of equity securities to which this Schedule 13D relates is common stock, $0.01 par value per share, of Number Nine Visual Technology Corporation, a Delaware corporation. The principal executive offices of the Issuer are located at 18 Hartwell Avenue, Lexington, Massachusetts 02173.

ITEM 2.  IDENTITY AND BACKGROUND

         This Schedule 13D is filed on behalf of Silicon Graphics, Inc., a Delaware corporation, with its principal executive office at 1600 Amphitheatre Parkway, Mountain View, California 94043-1351. The Reporting Person designs, manufactures, markets and distributes servers and visual computing systems.

         The attached Schedule I is a list of the executive officers and directors of the Reporting Person, which Schedule I is incorporated herein by reference. Such list contains the following information with respect to each such person:

            (a)  Name;
            (b)  Business Address;
            (c) Present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted; and
            (d)  Citizenship.

         During the last five years, neither the Reporting Person nor, to the best of the Reporting Person's knowledge, any person named on Schedule I has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         Reference is made to Item 3 of the statement on Schedule 13D filed by the Reporting Person on May 8, 1998 and Amendment No. 1 thereto filed on August 26, 1998.

                                  SCHEDULE 13D

--------------------------------                --------------------------------
CUSIP NO.    67052W105                            PAGE   4    OF    9   PAGES
          ------------------                          -------    -------
--------------------------------                --------------------------------


ITEM 4.  PURPOSE OF TRANSACTION

         The Reporting Person made the initial loan to the Issuer for investment purposes, principally to enable the Issuer to fund its ongoing product development efforts. The Reporting Person converted the promissory notes into shares of the Issuer's Series A Preferred Stock at the request of the Issuer for the purpose of maintaining the Issuer's continued compliance with the listing requirements of the Nasdaq National Market. From time to time, the Reporting Person may convert shares of Series A Preferred Stock into shares of common stock and sell such shares in the market as conditions permit. The Reporting Person and the Issuer are continuing to operate under certain product development, marketing and license agreements previously entered into by the parties.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

         As of May 26, 1999, the Reporting Person beneficially owns an aggregate of approximately 3,519,721 shares of common stock, or approximately 26.82% of the total number of shares of the Issuer's common stock issued and outstanding as of May 11, 1999. The total number of shares beneficially owned by the Reporting Person as of May 26, 1999 includes (a) 2,500,894 shares of common stock issuable upon conversion of Series A Preferred Stock, (b) 662,000 shares of common stock and (c) 356,827 shares of common stock issuable as of April 30, 1999 upon conversion of the Series A Preferred Stock issuable upon exercise of a warrant. The Reporting Person has sole power to vote and dispose of all such shares. The Reporting Person does not have shared voting or dispositive power with respect to any of the Issuer's securities. To the best of the Reporting Person's knowledge, no person named on Schedule I is the beneficial owner of any of the Issuer's securities. Other than as set forth in this Amendment No. 2, neither the Reporting Person nor, to the best of the Reporting Person's knowledge, any person named on
Schedule I has effected any transaction in the Issuer's securities during the past 60 days, except as set forth on Schedule II hereto. From time to time, the Reporting may convert the shares of Series A Preferred Stock into common stock and sell such shares in the market as conditions permit. The Reporting Person has no present intention to exercise the warrant.

                                  SCHEDULE 13D

--------------------------------                --------------------------------
CUSIP NO.    67052W105                            PAGE   5    OF    9   PAGES
          ------------------                          -------    -------
--------------------------------                --------------------------------


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIP WITH RESPECT TO SECURITIES OF THE ISSUER

         The terms of the Series A Preferred Stock and material agreements relating thereto are described in Item 6 of the statement on Schedule 13D filed by the Reporting Person on May 8, 1998 and Amendment No. 1 thereto filed on August 26, 1998.

         On March 31, 1999, the Issuer and the Reporting Person entered into a registration rights agreement pursuant to which the Issuer granted certain registration rights to the Reporting Person. See the registration rights agreement attached as Exhibit G hereto for further description of these provisions.

                                  SCHEDULE 13D

--------------------------------                --------------------------------
CUSIP NO.    67052W105                            PAGE   6    OF    9   PAGES
          ------------------                          -------    -------
--------------------------------                --------------------------------


ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

  EXHIBIT NO.     DESCRIPTION

       A* Securities Purchase Agreement dated May 7, 1998 between Silicon Graphics, Inc. and Number Nine Visual Technology Corporation.

       B*         Form of Secured Subordinated Convertible Promissory Note.

       C*         Series A Convertible Preferred Stock Purchase Warrant.

       D* Security Agreement dated May 7, 1998 between Silicon Graphics, Inc. and Number Nine Visual Technology Corporation.

       E*         Form of Series A Convertible Preferred Stock Terms.

       F* Form of Investor Rights Agreement dated May 7, 1998 by and between Silicon Graphics, Inc. and Number Nine Visual Technology Corporation.

       G Registration Rights Agreement dated as of March 31, 1999 by and between Silicon Graphics, Inc. and Number Nine Visual Technology Corporation.

                  *Incorporated by reference to Schedule 13D filed by the Reporting Person with the SEC on May 8, 1998.

                                  SCHEDULE 13D

--------------------------------                --------------------------------
CUSIP NO.    67052W105                            PAGE   7    OF    9   PAGES
          ------------------                          -------    -------
--------------------------------                --------------------------------


                                    SIGNATURE

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:   May 27, 1999                   SILICON GRAPHICS, INC.



                                       By: /s/ Sandra M. Escher
                                          -------------------------------------
                                           Sandra M. Escher
                                           Vice President and General Counsel

                                  SCHEDULE 13D

--------------------------------                --------------------------------
CUSIP NO.    67052W105                            PAGE   8    OF    9   PAGES
          ------------------                          -------    -------
--------------------------------                --------------------------------

                                   SCHEDULE I

Set forth below are the names, positions, business addresses and principal occupations of each executive officer and director of Silicon Graphics, Inc. Each of the persons named below is a citizen of the United States of America, except for Mr. Bishop, who is a citizen of Australia, and Mr. Watson, who is a citizen of New Zealand.

                                                          BUSINESS ADDRESS AND PRINCIPAL
                     NAME                                    OCCUPATION OR EMPLOYMENT
                     ----                                 ------------------------------
Robert R. Bishop                                    c/o Silicon Graphics, Inc.
Director                                            1600 Amphitheatre Parkway
                                                    Mountain View, California  94043-1351

C. Richard Kramlich                                 Managing General Partner
Director                                            New Enterprise Associates
                                                    2490 Sand Hill Road
                                                    Menlo Park, California  94025

Robert A. Lutz                                      Chairman, President and Chief Operating Officer,
Director                                            Exide Corporation
                                                    c/o Silicon Graphics, Inc.
                                                    1600 Amphitheatre Parkway
                                                    Mountain View, California  94043-1351

James A. McDivitt                                   Former Senior Vice President,
Director                                            Rockwell International Corporation
                                                    c/o Silicon Graphics, Inc.
                                                    1600 Amphitheatre Parkway
                                                    Mountain View, California  94043-1351

Lucille Shapiro, Ph.D.                              Professor of Developmental Biology,
Director                                            Stanford School of Medicine
                                                    Stanford University School of Medicine
                                                    Stanford, California  94305

Robert B. Shapiro                                   Chairman and Chief Executive Officer,
Director                                            Monsanto Company
                                                    The Merchant Mart
                                                    200 World Trade Center, Suite 900
                                                    Chicago, Illinois  60654

Richard E. Belluzzo                                 Silicon Graphics, Inc.
Chairman of the Board and Chief Executive Officer   1600 Amphitheatre Parkway
                                                    Mountain View, California  94043-1351

                                  SCHEDULE 13D

--------------------------------                --------------------------------
CUSIP NO.    67052W105                            PAGE   9    OF    9   PAGES
          ------------------                          -------    -------
--------------------------------                --------------------------------

Keith H. Watson                                     Silicon Graphics, Inc.
Executive Vice President, Worldwide Sales and       1600 Amphitheatre Parkway
Marketing                                           Mountain View, California  94043-1351

Forest Baskett                                      Silicon Graphics, Inc.
Senior Vice President, Research and Development,    1600 Amphitheatre Parkway
and Chief Technology Officer                        Mountain View, California  94043-1351

Kenneth L. Coleman                                  Silicon Graphics, Inc.
Senior Vice President, Worldwide Customer and       1600 Amphitheatre Parkway
Professional Services                               Mountain View, California  94043-1351

Steven J. Gomo                                      Silicon Graphics, Inc.
Senior Vice President and Chief Financial Officer   1600 Amphitheatre Parkway
                                                    Mountain View, California  94043-1351

William M. Kelly                                    Silicon Graphics, Inc.
Senior Vice President, Corporate Operations and     1600 Amphitheatre Parkway
Secretary                                           Mountain View, California  94043-1351

Betsy Rafael                                        Silicon Graphics, Inc.
Vice President, Corporate Controller                1600 Amphitheatre Parkway
                                                    Mountain View, California  94043-1351

                                  SCHEDULE 13D

--------------------------------                --------------------------------
CUSIP NO.    67052W105                            PAGE  10    OF    9   PAGES
          ------------------                          -------    -------
--------------------------------                --------------------------------

                                   SCHEDULE II


The following sales by the Reporting Person of the Issuer's common stock were effected by a registered broker-dealer. The prices listed below reflect the average sale price for all shares of the Issuer's common stock sold by the Reporting Person on the applicable date. Such sales constitute the only transactions in the Issuer's common stock effected on behalf of the Reporting Person during the 60-day period prior to May 27, 1999.

                  DATE OF SALE      NUMBER OF SHARES          PRICE          GROSS PROCEEDS
                  ------------      ----------------          -----          --------------
                  5/21/99            28,000                   $3.1700        $ 88,759.38
                  5/24/99            45,000                   $2.8819        $129,687.50
                  5/25/99           100,000                   $2.5000        $250,000.00
                  5/26/99            15,000                   $2.5000        $ 37,500.00
                                    --------                                 -----------
         TOTAL                      188,000                                  $505,946.88